September 7, 2011

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Thompson
Lisa Sellars

Re:	OncoSec Medical Incorporated
Form 10-K for the fiscal year ended July 31, 2010
Filed November 15, 2010
Form 10-Q for the fiscal period ended April 30, 2011
Filed June 14, 2011
File No. 000-54318

Dear Ms. Thompson:

This letter is in response to your comment letter dated August 24, 2011 concerning the above-referenced filings by OncoSec Medical Incorporated (“OncoSec” or the “Company”).  For your convenience, we have set forth the Staff’s comments in italicized, bold type, followed by the Company’s response.

Form 10-Q for the fiscal period ended April 30, 2011

General

1. We note in several of your responses, such as to comments two, five, and seven that you propose an amended disclosure.  Please tell us when you intend to amend your Form 10-Q for the period ended April 30, 2011 to provide these disclosures.

The Company will file an amendment to its Form 10-Q for the period ended April 30, 2011 to address the comments raised by the Staff in its comment letters dated July 28, 2011 and August 24, 2011 to the Company’s Form 10-K filed on November 15, 2010 and Form 10-Q filed on June 14, 2011, upon notification by the Staff that it has no further comments to such filings.

Consolidated Financial Statements, page 2

Note 4 – Intangible Asset Acquisition and Cross License Agreement, page 9

OncoSec Medical Inc. • 4690 Executive Drive Suite 250 • San Diego, California 92121

Telephone: (855) OncoSec (662-6732) • Fax: (858) 430-3832

2.     We note your response to comment three from our letter dated July 28, 2011 and have the following comments:

•                  Your response indicates that you assigned no value to the acquired “SECTA” trademark because you do not intend to use this trademark.  Please provide us with your analysis of whether this trademark is a defensive intangible asset.  Refer to ASC 350-30-25-5 and ASC 350-30-55-28G through 55-28I.  Additionally, please tell us how you considered the guidance in ASC 805-20-30-6 to value the acquired trademark at fair value reflecting its highest and best use, regardless of whether you intend to use that asset.

In accordance to ASC 350-30-25-5, a defensive intangible asset shall be accounted for as a separate unit of accounting, and not included as part of the cost of an entity’s intangible assets. EITF 08-7 (pre-codification reference) defines a defensive asset as “an intangible asset acquired in a business combination or an asset acquisition that an entity does not intend to actively use but does intend to prevent others from using.”  Per EITF 08-7, the asset is also referred to as a “locked-up asset” because while the asset is not being actively used, it is likely contributing to an increase in the value of other assets owned by the entity.

The Company does not intend to use the SECTA trademark in current or future periods, and as a result, the Company made a decision that it would also not continue to pay the annual maintenance fees in order to maintain the trademark rights, domestically or internationally.  At the time of the acquisition, the SECTA trademark rights had been paid through calendar year 2011.  Based on discussions by the Company with external counsel, it was estimated that annual maintenance fees that would apply, had the Company opted to continue paying the annual fees to retain the trademark rights, would have been minimal, and that value allocated to the SECTA trademark, if any, would be insignificant.  Beginning with our Form 8-K filing dated March 24, 2011, the Company referred to its acquired technology as the OncoSec Medical System (“OMS”), rather than SECTA technology.

In response to the Staff comment, we have concluded that the acquired “SECTA” trademark is not a defensive intangible asset as such term is defined under ASC 350.  Our conclusion is based on our belief that the SECTA trademark would not have a market for third parties without the other assets we acquired.  Although we do not intend to actively use the trademark, we did not acquire it simply to prevent others from using it.  Therefore, we have concluded the SECTA trademark does not meet the definition of a defensive intangible asset.  Our conclusion is based in part on our consideration and understanding of Example 2 found in EITF 08-7.

While we agree that trademarks are commonly identified as intangible assets in business combinations, the applicability of the “legal/separation” criterion to an asset acquisition is less clear.  In addition to our consideration of the Codification, we also reviewed a publication from a major international accounting firm, which states that the criterion in ASC 805 provides that the contractual-legal and separable criteria are not applicable to the recognition of intangible assets in an asset acquisition.  However, our initial assessment did consider whether the trademark should be ascribed separate value.  We determined that an “in-use” (in combination with other assets) valuation premise would be most appropriate. As such, the fair value of that asset would be determined based on the price that would be received in a current transaction to sell the asset assuming the asset would be used with other assets as a group and that those assets would be available to market participants.  It should be noted that the Company’s acquired technology (related to the trademark) is extremely unique and therefore narrow in its focus.  The technology is not well known and there are few competitors that would have any use for the SECTA trademark without the Company’s acquired technology.  We are aware of one other company that might be considered a “competitor” and they have already established a unique trademark related to their technology.  Given the unique nature of our technology, and the lack of competing technologies, which might provide increased value when combined with our acquired trademark, we were unable to arrive at an alternate “highest and best” use for the trademark.  Therefore, we have assigned zero value to the SECTA trademark.

•                  Your response to comment one indicates that you acquired the Clinical Trials documentation related to clinical trials previously performed by Inovio on the acquired technology prior to abandonment of that technology by Inovio.  Please provide us with your analysis of whether the research in the Clinical Trials documentation meets the definition of an identifiable intangible asset.  Refer to ASC 805-20-25-10.  If you believe the Clinical trials documentation does not meet the definition of an intangible asset, explain in detail why not, including citing specific paragraphs of the Codification upon which you relied.  If you agree that the Clinical Trials documentation is an intangible asset, please tell us how you have valued this acquired intangible asset at fair value reflecting its highest and best use.

In accordance with ASC 350-30-30-1, an intangible asset that is acquired either individually or with a group of other assets (but not those acquired in a business combination) shall be initially measured based on the guidance included in paragraphs 805-50-15-3 and 805-50-30-1 through 30-4.

ASC 805-50-30-1 through 30-4 provide guidance as to determining the cost of the asset, and the allocation of the purchase price.  Assets are recognized based on their cost to the acquiring entity, with no gain or loss recognized in transactions not involving noncash assets given as consideration.  The cost allocation of a group of assets acquired in an asset acquisition is to be allocated to the individual assets acquired or liabilities assumed based on their relative fair values and shall not give rise to goodwill.

We initially concluded that the clinical trials documentation did not represent a separate intangible asset.  As such, we did not individually allocate any consideration to the clinical trial documentation.  Our conclusion was based on the belief that apart from the technology the clinical trials documentation has virtually no value (the documentation does not meet the separability criterion).

The Company evaluated the documentation and determined that although it is useful to OncoSec, it does not have standalone value to the Company or market participants separate and apart from the patent technology acquired.  Based on discussions with our management, including senior management in our clinical trials department, in combination with the intellectual property, the clinical trials documentation will allow the Company to resume with advancement of its technology at substantially the same stage that it was previously abandoned or earlier due to the technology being stagnant for several years.  The documentation and data is specific to our patented technology, and although we have competitors in development stage with similar technology, their approach is not 100% similar to ours, which would render the data in the clinical trials documentation useless without access to the OMS technology.

In addition to our consideration of the Codification, we also reviewed a publication from a major international accounting firm, which states that the criterion in ASC 805 provides that the contractual-legal and separable criteria are not applicable to the recognition of intangible assets in an asset acquisition. However, we believe the lack of separability is still a meaningful consideration in establishing the unit of account.  As a result, we have concluded that the acquired clinical trials documentation should be combined with the patents as one unit of accounting for purposes of the acquisition cost allocation, as further described in our response to Staff comment #3 of this letter.

•                  If appropriate, please revise your purchase price allocation to allocate part of the purchase price to the acquired trademark and acquired research.

In response to the Staff’s comment, the Company does not feel a revision on the purchase price allocation is necessary, as further supported by the responses provided above.

3.  Your response to comment four from our letter dated July 28, 2011 cites 805-50-30-3, which indicates that the purchase price should be allocated to the individual assets acquired and liabilities assumed based on their relative fair values.  Since the residual value method is a different methodology from allocating the purchase price to the individual acquired assets based on their relative fair values, it remains unclear to us how your methodology complies with GAAP.  If your statement was incorrect that you used the residual value method and you believe and you believe that you allocated the purchase price based on relative fair values, please provide us with a table similar to that seen in ASC 805-50-55-1 to demonstrate to us how you allocated the purchase price, and explain in your response how the fair value you are showing for each acquired asset complies with the guidance in ASC 820.  Alternatively, if you used the residual value method, please reassess your purchase price allocation to comply with ASC 805-50-30-3.

The Company determined there were two identifiable assets within the group of assets acquired which should be allocated a portion of the $3 million purchase price; 1) Tangible assets, 2) Patents & Clinical Trials Documentation (the “Patents”).  The Company determined the estimated fair value of the tangible assets to be approximately $38,000, as discussed further in our 10-Q filing for the period ended April 30, 2011.  Based on discussions with senior management the majority, if not all, of the $3 million purchase price negotiated and paid in connection with the Asset Purchase Agreement was for the acquisition of the intellectual property and engineering and quality documentation obtained.  As part of our process, the Company also considered obtaining an independent valuation of the technology. However, given the minimal estimated fair value assigned to the tangible assets, the additional cost that would be incurred to obtain an independent valuation would not produce a significant benefit to the Company’s financial reporting.  The Company also consulted with an external valuation specialist that confirmed an external valuation would not derive a materially different value, based on the assets acquired, the make-up and estimated useful life of the patents acquired, the acquisition price paid and the stage of Company’s operations.

In accordance with ASC 805-50-30-3, the Company completed a cost allocation based on the estimated fair value of the tangible assets of $38,000, and a $3 million estimated fair value for the technology.  Based on this analysis, the relative fair value allocation in accordance with ASC 805-50-30-3 is approximately $38,000 and $2,962,000 for the tangible and intangible assets acquired, respectively.

Asset	Fair Value	Percent of Total Fair Value	x	Purchase Price Transaction Costs	=	Allocated Cost of Acquired Assets
Tangible Property	$38,000	1.25%		$3,000,000		$37,525
Intangible Property	$3,000,000	98.75%		$3,000,000		$2,962,475
Total	$3,038,000	100%				$3,000,000

In response to the Staff’s comment, the Company proposes amending Note 4 of the financial statements included in our Form 10-Q for the interim period ended April 30, 2011 to properly disclose that management determined the purchase price allocation in accordance with ASC 805-50-30-3:

The purchase price was allocated to the identified tangible and intangible assets acquired based on their relative fair values, which were derived from their individual estimated fair values of $38,000 and $3,000,000, respectively.  Included in the estimated fair value of the intangible assets is the value associated with the engineering and quality documentation acquired, which was determined to have no stand-alone value apart from the patents.  The relative fair value of the tangible assets was expensed to research and development expense as of the acquisition date.

Please direct any comments or inquires regarding the foregoing to me at (855) 662-6732 (telephone) or (858) 430-3832  (facsimile).

Very truly yours,

/s/ Punit Dhillon
Punit Dhillon
President and CEO